SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):     N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):     N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer To Divest its Plasma Products Business To US Investors Cerberus and Ampersand
SIGNATURE

Further step to sharpen HealthCare focus

Bayer To Divest its Plasma Products Business To US Investors Cerberus and Ampersand

Kogenate® product line will remain in Bayer’s portfolio

Leverkusen — Bayer AG today announced that an agreement has been signed to contribute the assets of its worldwide plasma products business to NPS BioTherapeutics, Inc., a newly formed corporation controlled by affiliates of Cerberus Capital Management, L.P., New York, and Ampersand Ventures, Wellesley, Massachusetts. The total consideration to be received by Bayer amounts to approximately US$590 million (approx. EUR 450 million), including cash, a 10 percent equity interest in NPS BioTherapeutics, Inc., retention of selected working capital items and contingent payments of up to US$60 million. The transaction is expected to close in the first half of 2005 and is subject to regulatory approvals.

“Divesting the plasma business is another important step in the repositioning of our health care business,” commented Werner Wenning, CEO of Bayer AG. “In the future we will focus increasingly on our competencies in the consumer health business, on innovative medicines for humans and animals, and on high-performance diagnostic systems. Our acquisition of the OTC business of Roche and the pharmaceuticals alliance with Schering-Plough underscore the new strategic alignment.”

The agreement covers the products, facilities and employees representing the plasma portion of Bayer HealthCare’s Biological Products Division. The recombinant factor VIII business, comprising the Kogenate® product line for the treatment of hemophilia A, is not part of the transaction and will remain in Bayer HealthCare’s portfolio.

“Kogenate® is one of the most valuable and strategically important products in the Bayer HealthCare portfolio. It is integral to our long-term strategy as we continue to realign our business, and allows us to build on our leadership position in the global hemophilia market,” said Arthur Higgins, Chairman of the Executive Committee of Bayer HealthCare.

Sales of Bayer’s plasma products in the first nine months of 2004 amounted to EUR 481 million. Key products include Polyglobin®, Gamimune® N and Gamunex®

for the treatment of immunodeficiency disorders, and Prolastin® for the treatment of congenital pulmonary emphysema. The plasma business unit, headquartered in Research Triangle Park, North Carolina, United States, employs approximately 1,600 people in the U.S.

“We are excited to invest in a company with the industry’s deepest product pipeline, excellent manufacturing expertise, leadership in pathogen safety research, and an unwavering commitment to its patients,” said Larry Stern, a member of the Cerberus Operations Group and Chairman of NPS BioTherapeutics, Inc. Mr. Stern continued, “As part of this strategy, NPS BioTherapeutics will also acquire Precision Pharma Services, which currently provides fractionation services to the Bayer Plasma business. New focused ownership, in partnership with existing management, will further leverage NPS BioTherapeutics’ leadership position in the industry. We are committed to growing and strengthening the business while facilitating even better support of the care provider and patient community.”

Leverkusen, December 13, 2004
Jo                 (2004-0733e)

Contact:

Bayer AG:
Annette Josten, phone + 49 214 30 62812, fax + 49 214 30 55156
E-mail: annette.josten.aj@bayer-ag.de

Bayer HealthCare LLC:
Tricia McKernan, phone: +1 919-316-6316, fax: +1 919-316-6673
E-mail: tricia.mckernan.b@bayer.com

Cerberus Capital Management, L.P.:
Richard Auletta, phone: +1 212-355-0400, fax: +1 212-355-0835
E-mail: rca@auletta.com

Ampersand Ventures:
Richard A. Charpie, phone: +1 781-239-0700, fax: +1 781-239-0824
E-mail: rac@ampersandventures.com

About Bayer
Bayer is a research-based, growth-oriented, global enterprise that plans to concentrate in the future on its core competencies in the fields of health care, nutrition and innovative materials. It is therefore intended to place substantial parts of the existing chemicals and polymers activities into the new company, Lanxess, to be listed on the stock exchange by the beginning of 2005. The Bayer Group is committed to the principles of sustainable development — with economic growth, ecological integrity and social responsibility accorded equal priority in its corporate activities throughout the world. In 2003, Bayer employed some 115,400 people and had sales of EUR 28.6 billion. Capital expenditures amounted to EUR 1.7 billion, the R&D budget to EUR 2.4 billion. For more information on Bayer, go to www.bayer.com.

Bayer HealthCare AG, a subgroup of Bayer AG with sales of approximately 8.9 billion Euro in 2003 is one of the world’s leading, innovative companies in the health care and medical products industry.

The company combines the global activities of the divisions Animal Health, Biological Products, Consumer Care, Diabetes Care, Diagnostics and Pharmaceuticals. 34,600 people are employed by Bayer HealthCare worldwide.

Our aim is to discover and manufacture innovative products that will improve human and animal health worldwide. Our products enhance well-being and quality of life by diagnosing, preventing and treating disease.

About Cerberus Capital Management, L.P.
Founded in 1992, Cerberus Capital Management, L.P. is a New York based private investment firm, which manages in excess of $14 billion of investment capital. Together with its affiliates, Cerberus owns a controlling interest in over 40 companies in a diverse array of businesses around the world, including operations in North America, Europe, and Asia. Cerberus is a value-oriented investor that seeks returns in partnership with its management teams through long-term, profitable operating performance.

About Ampersand Ventures
Ampersand, a private equity investment firm founded in 1988 as a spin-off of PaineWebber, is dedicated to building equity value through active collaboration. Ampersand pursues a stage-independent investment strategy across a broad range of industrial technology sectors. The majority of the firm’s capital has been invested in a portfolio of corporate spin-offs, expansion financings, middle-market leveraged buyouts and turnaround recapitalizations. Ampersand, which has been an active investor in the blood products sector since 1995, is the majority owner of Precision Pharma, a contract fractionator that currently provides plasma fractionation services to Bayer.

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Alexander Rosar
	Name:	Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Armin Buchmeier
	Name:	Armin Buchmeier
	Title:	Senior Counsel

Date: December 13, 2004